FOR IMMEDIATE RELEASE: DOCEBO COMPLETES SECONDARY BOUGHT DEAL OFFERING IN CANADA AND THE UNITED STATES TORONTO, ONTARIO, September 23, 2021 – Docebo Inc. (“Docebo” or the “Company”) (TSX: DCBO; Nasdaq: DCBO) today announced that certain of its shareholders, namely Intercap Equity Inc. (“Intercap”), Claudio Erba (“Erba”) and Alessio Artuffo (“Artuffo” and together with Intercap and Erba, the “Selling Shareholders”) have successfully completed the previously announced bought deal offering of 1,150,000 common shares (the “Offering”), including an aggregate of 150,000 common shares sold by the Selling Shareholders pursuant to the exercise in full of the over-allotment option. The common shares were offered and sold at a price of C$112.00 per share for aggregate gross proceeds of C$128.8 million. Intercap sold 1,035,000 common shares, Erba sold 86,250 common shares, and Artuffo sold 28,750 common shares. The underwriting syndicate consisted of Canaccord Genuity Corp. sole bookrunner of the Offering, CIBC World Markets Inc. (together with Canaccord Genuity Corp., the “Co-Lead Underwriters”), National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., ATB Capital Markets Inc., Eight Capital, Cormark Securities Inc., and Laurentian Bank Securities Inc. (together with the Co-Lead Underwriters, the “Underwriters”). Each of the Selling Shareholders has agreed to a lock-up period of 90 days, during which time they will be restricted from disposing of any further securities of Docebo without the prior consent of Canaccord Genuity Corp. The common shares were offered in Canada by way of a prospectus supplement to its base shelf prospectus. The prospectus supplement was also filed with the U.S. Securities and Exchange Commission as a supplement to the base shelf prospectus included in Docebo’s effective registration statement on Form F-10 (File No. 333-251046) under the U.S.-Canada multijurisdictional disclosure system (MJDS). The public offering was made in Canada only by means of the base shelf prospectus and prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and prospectus supplement can be found on SEDAR at www.sedar.com, and a copy of the registration statement and the prospectus supplement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com. No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which

2 such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. About Docebo Docebo is redefining the way enterprises leverage technology to create content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization. For further information, please contact: Dennis Fong, Investor Relations (416) 283-9930 investors@docebo.com